UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.
Commission File Number: 001-16535
ODYSSEY RE HOLDINGS CORP.
(Exact name of registrant as specified in its charter)
300 First Stamford Place
Stamford, Connecticut 06902
(203) 977-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.125% Series A Preferred Stock
Floating Rate Series B Preferred Stock
7.65% Senior Notes due 2013
6.875% Senior Notes due 2015
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d)
remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date:
8.125% Series A Preferred Stock — 1
Floating Rate Series B Preferred Stock — 2
7.65% Senior Notes due 2013 — 48
6.875% Senior Notes due 2015 — 40

     Pursuant to the requirements of the Securities Exchange Act of 1934, Odyssey Re Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 1, 2010	ODYSSEY RE HOLDINGS CORP.
	By:	/s/ Peter H. Lovell
		Name:	Peter H. Lovell
		Title:	Senior Vice President